SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-51690

Baja Mining Corp.
(Translation of registrant’s name into English)

     2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.	News Release dated December 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: December 12, 2007	By:	/s/ John Greenslade

John Greenslade
President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com

December 12, 2007	TSX:BAJ

PRESS RELEASE

BAJA MINING APPOINTS NEW CHIEF FINANCIAL OFFICER

Baja Mining Corp. (the “Company”) is pleased to announce the promotion of Mr. Rowland Wallenius to Chief Financial Officer (“CFO”) of the Company, effective immediately.

Mr. Wallenius joined the Company in November 2006 as Controller (please see previous news release dated November 29, 2006). Since his original appointment, Mr. Wallenius has been responsible for accounting and treasury, as well as upgrading the internal controls of the Company. Mr. Wallenius has also assisted the President of the Company with the arrangement of a major underwritten debt facility and worked with the Corporate Secretary to develop new and updated corporate policies. Mr. Wallenius has been, and continues to be, an integral member of the Company’s management team, with his input being necessary to improve the sophistication and reliability of the infrastructure and controls required to move the El Boleo Project through construction and into production.

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. Mr. Wallenius has worked with public companies, including those in the resource sector, in various capacities since 1997, and has been responsible for: the accounting and regulatory departments; financing activities; stock exchange listing application and maintenance; and internal control set-up and systems for public reporting in both Canada and the United States.

Mr. Wallenius assumes the duties of CFO from Mr. Robert Mouat, who has stepped down as Interim CFO to focus solely on his directorial duties with the Company.

The Company also wishes to announce the resignation of Mr. William Murray as Vice President – Corporate Development. Mr. Murray has a long standing history with El Boleo and the Company, and will maintain his seat on the Company’s Board of Directors in order to continue to contribute to the success and longevity of the El Boleo Project and the Company.

The Company thanks both Mr. Murray and Mr. Mouat for their dedication and service throughout their tenures and looks forward to their further input as the Company and El Boleo Project advance to the next stage of development.

Construction operations on site at El Boleo, Baja California Sur, Mexico, are advancing in a timely and positive manner under the direction of Mr. Michael Shaw, Vice-President Engineering and Construction, and Mr. Eric Norton, Vice President-Project Development and Operations.

The Company is well advanced in site clearing and preparation, with approximately 100 people on site (representing both the Company as well as its construction contractors) presently supporting the ongoing activities. The first stage of the cacti removal and relocation program has been completed. Cacti relocation on and around the plant site is an environmental necessity required under our permits and must be completed before foundation construction can commence The Company has also commenced procurement and purchasing of long lead items in order to secure delivery for installation in 2009, with plant commissioning targeted for late 2009.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing of mobilization of construction activities, expected completion of cacti relocation and removal, expected timing of delivery of long lead items, expected timing of project commissioning and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.